                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               File No. 005-56295

                              --------------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                Amendment No. 62

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                          The Goldman Sachs Group, Inc.

                              --------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share

                              --------------------
                         (Title of Class of Securities)

                                   38141G 10 4

                              --------------------
                                 (CUSIP Number)

                               Kenneth L. Josselyn
                               Beverly L. O'Toole
                          The Goldman Sachs Group, Inc.
                                 85 Broad Street
                            New York, New York 10004
                            Telephone: (212) 902-1000

                              --------------------
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                 January 9, 2006

                              --------------------
             (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on
           Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule
                because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),
                          check the following box [ ].

                         (Continued on following pages)

CUSIP NO. 38141G 10 4                  13D

--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS: Each of the persons identified on Appendix A.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
--------------------------------------------------------------------------------
      As to a group consisting solely of Covered Persons(1)              (a) [x]
      As to a group consisting of persons other than Covered Persons     (b) [x]
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS: OO and PF (Applies to each person listed on Appendix A.)
--------------------------------------------------------------------------------
5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
      OR 2(e) (Applies to each person listed on Appendix A.)                 [ ]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION United States unless otherwise indicated on Appendix A.
--------------------------------------------------------------------------------
  NUMBER OF       7.    SOLE VOTING POWER: 0
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
   PERSON
    WITH
--------------------------------------------------------------------------------
                  8.    SHARED VOTING POWER (See Item 6) (Applies to each person
                        listed on Appendix A.)
                        31,722,047 Voting Shares(2) held by Covered Persons
                        9,245 Shared Ownership Shares held by Covered Persons(3)
                        21,987,446 Sixty Day Shares held by Covered Persons(4)
                        2,565,985 Other Shares held by Covered Persons(5)
--------------------------------------------------------------------------------
                  9.    SOLE DISPOSITIVE POWER (See Item 6)
                        As to Voting Shares, less than 1%
                        As to Shared Ownership Shares, Sixty Day Shares and
                        Other Shares, 0
--------------------------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER (See Item 6):
                        As to Voting Shares, 0
                        As to Shared Ownership Shares, less than 0.01%
                        As to Sixty Day Shares and Other Shares, less than 1%.
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,284,723
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.30%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON: IN as to Covered Persons; CO as to Reporting Entities(1) that are corporations; OO as to Reporting Entities that are trusts
--------------------------------------------------------------------------------

----------
(1)   For a definition of this term, please see Item 2.

(2)   For a definition of this term, please see Item 6.

(3) "Shared Ownership Shares" are shares of Common Stock (other than Other Shares, as defined below) of which a Covered Person shares beneficial ownership with someone other than the Covered Person's spouse. Each Covered Person disclaims beneficial ownership of Shared Ownership Shares beneficially owned by each other Covered Person.

(4) "Sixty Day Shares" are shares of Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because a Covered Person has the right to acquire beneficial ownership within 60 days of the date hereof. See Annex D for a description of these shares. Upon acquisition by the Covered Person, these shares will become Voting Shares. Each Covered Person disclaims beneficial ownership of Sixty Day Shares beneficially owned by each other Covered Person.

(5) "Other Shares" include: (i) 576,723 shares of Common Stock held by 37 private charitable foundations established by 31 Covered Persons; (ii) 1,988,971 shares of Common Stock held by certain family members of Covered Persons and by certain estate planning entities established by Covered Persons; and (iii) 291 shares of Common Stock held by the trust underlying The Goldman Sachs Employees' Profit Sharing Retirement Income Plan. Each Covered Person disclaims beneficial ownership of Other Shares beneficially owned by each other Covered Person, and each Covered Person disclaims beneficial ownership of all shares held by any private charitable foundation or any family member of a Covered Person.

          ITEM 1                                                   ITEM 6
                                                                CITIZENSHIP
NAMES OF REPORTING PERSONS                                     (UNITED STATES
--------------------------                                    UNLESS OTHERWISE
                                                                 INDICATED)
                                                             --------------------
Peter C. Aberg
Raanan A. Agus
Syed H. Ahmad                                                     Pakistan
Yusuf A. Aliredha                                                 Bahrain
Philippe J. Altuzarra                                              France
John A. Ashdown                                                      UK
Akio Asuke                                                         Japan
Neil Z. Auerbach
Armen A. Avanessians
Dean C. Backer
Steven M. Barry
Christopher M. Barter
Stacy Bash-Polley
Jonathan A. Beinner
Driss Ben-Brahim                                                  Morocco
Milton R. Berlinski                                           The Netherlands
Frances R. Bermanzohn
Paul D. Bernard
Stuart N. Bernstein
Lloyd C. Blankfein
Dorothee Blessing                                                 Germany
Charles W.A. Bott                                                    UK
Craig W. Broderick
Richard J. Bronks                                                    UK
Richard M. Campbell-Breeden                                          UK
Gerald J. Cardinale
Mark M. Carhart
Anthony H. Carpet
Michael J. Carr
Chris Casciato
Amy L. Chasen
Andrew A. Chisholm                                                 Canada
Robert J. Christie
Jane P. Chwick
Kent A. Clark                                                      Canada
Abby Joseph Cohen
Alan M. Cohen
Gary D. Cohn
Christopher A. Cole
Laura C. Conigliaro
Thomas G. Connolly                                              Ireland/USA
Frank T. Connor
Linnea K. Conrad
Karen R. Cook                                                        UK
Edith W. Cooper
Thomas W. Cornacchia
Henry Cornell
E. Gerald Corrigan
Claudio Costamagna                                                 Italy
Frank L. Coulson, Jr.
Randolph L. Cowen
Brahm S. Cramer                                                    Canada
Neil D. Crowder
Matthew H. Cyzer                                                     UK
Michael D. Daffey                                                Australia
John S. Daly                                                      Ireland
Stephen D. Daniel                                                  Canada
Diego De Giorgi                                                    Italy
Michael G. De Lathauwer                                           Belgium
Francois-Xavier de Mallmann                                  France/Switzerland
Daniel L. Dees
Mark Dehnert
Paul C. Deighton                                                     UK
James Del Favero                                                 Australia
Juan A. Del Rivero                                                 Spain
Martin R. Devenish                                                   UK
Salvatore Di Stasi                                                 Italy
Armando A. Diaz
Alexander C. Dibelius                                             Germany
Simon P. Dingemans                                                   UK
Joseph P. DiSabato
Suzanne O. Donohoe
Mario Draghi                                                       Italy
Jay S. Dweck
Michael L. Dweck
Gordon E. Dyal
Isabelle Ealet                                                     France
Kenneth M. Eberts III
Paul S. Efron
Edward K. Eisler                                                  Austria
Kathleen G. Elsesser
Michael P. Esposito
J. Michael Evans                                                   Canada
Fenglei Fang                                                       China
Elizabeth C. Fascitelli
Steven M. Feldman
Stephen C. Fitzgerald                                            Australia
Pierre-Henri Flamand                                               France
Edward C. Forst
Christopher G. French                                                UK
Richard A. Friedman
Robert K. Frumkes
Enrico S. Gaglioti
James R. Garvey                                                   Ireland
Peter C. Gerhard
Robert R. Gheewalla

          ITEM 1                                                   ITEM 6
                                                                CITIZENSHIP
NAMES OF REPORTING PERSONS                                     (UNITED STATES
--------------------------                                    UNLESS OTHERWISE
                                                                 INDICATED)
                                                            --------------------

Gary T. Giglio
H. John Gilbertson, Jr.
Justin G. Gmelich
Richard J. Gnodde                                          Ireland/ South Africa
Jeffrey B. Goldenberg
James S. Golob
Gregg A. Gonsalves
Andrew M. Gordon
William M. Grathwohl
Stefan Green                                                 Australia
David J. Greenwald
Douglas C. Grip
Peter Gross
Vishal Gupta                                                   India
Celeste A. Guth
Jana Hale Doty
Rumiko Hasegawa                                                Japan
A. John Hass
Keith L. Hayes                                                   UK
David B. Heller
Robert D. Henderson
Bruce A. Heyman
Stephen P. Hickey
Melina E. Higgins
Kenneth W. Hitchner
Maykin Ho
Margaret J. Holen
Peter Hollmann                                                Germany
Philip Holzer                                                 Germany
Robert Howard
Zu Liu Frederick Hu                                            China
Edith A. Hunt
Phillip S. Hylander                                              UK
Timothy J. Ingrassia
Raymond J. Iwanowski
William L. Jacob III
Adrian M. Jones                                               Ireland
Robert C. Jones
Scott B. Kapnick
Toshinobu Kasai                                                Japan
James C. Katzman
Richard L. Kauffman
Carsten Kengeter                                              Germany
Kevin W. Kennedy
Thomas J. Kenny
Robert C. King, Jr.
Timothy M. Kingston
Shigeki Kiritani                                               Japan
Remy Klammers                                                  France
Peter S. Kraus
Joseph A. LaNasa III
Eric S. Lane
Anthony D. Lauto
John J. Lauto
George C. Lee
Gregg R. Lemkau
Hughes B. Lepic                                                France
Johan Leven                                                    Sweden
Jack Levy
Matthew G. L'Heureux
Gwen R. Libstag
Mitchell J. Lieberman
Ryan D. Limaye
Josephine Linden                                                 UK
Anthony W. Ling                                                  UK
Robert Litterman
Victor M. Lopez-Balboa
Antigone Loudiadis                                               UK
Peter B. MacDonald                                               UK
Mark G. Machin                                                   UK
John A. Mahoney
Charles G. R. Manby                                              UK
Robert J. Markwick                                               UK
Alison J. Mass
John J. Masterson
David J. Mastrocola
Kathy M. Matsui
George N. Mattson
Jason E. Maynard
Theresa E. McCabe
Ian R. McCormick                                                 UK
Mark E. McGoldrick
Stephen J. McGuinness
John W. McMahon
Audrey A. McNiff
Robert A. McTamaney
Sanjeev K. Mehra                                               India
Michael R. Miele
Therese L. Miller
Masanori Mochida                                               Japan
Philip J. Moffitt                                            Australia
Thomas K. Montag
William C. Montgomery
Wayne L. Moore
J. Ronald Morgan III
Simon P. Morris                                                  UK
Jeffrey M. Moslow

          ITEM 1                                                   ITEM 6
                                                                CITIZENSHIP
NAMES OF REPORTING PERSONS                                     (UNITED STATES
--------------------------                                    UNLESS OTHERWISE
                                                                 INDICATED)
                                                            --------------------
Sharmin Mossavar-Rahmani                                         UK
Donald R. Mullen
Marc O. Nachmann                                              Germany
Jeffrey P. Nedelman
Duncan L. Niederauer
Suzanne M. Nora Johnson
Anthony J. Noto
L. Peter O'Hagan                                               Canada
Terence J. O'Neill                                               UK
Timothy J. O'Neill
Richard T. Ong                                                Malaysia
Taneki Ono                                                     Japan
Nigel M. O'Sullivan                                              UK
Fumiko Ozawa                                                   Japan
Robert J. Pace
Gregory K. Palm
James R. Paradise                                                UK
Geoffrey M. Parker
Sanjay H. Patel                                                India
Henry M. Paulson, Jr.
Arthur J. Peponis
David B. Philip
Stephen R. Pierce
Andrea Ponti                                                 Italy/USA
Ellen R. Porges
Richard H. Powers
Kevin A. Quinn
Jean Raby                                                      Canada
John J. Rafter                                                Ireland
Charlotte P. Ransom                                              UK
Joseph Ravitch
Jeffrey A. Resnick
William M. Roberts
John F. W. Rogers
Eileen P. Rominger
Ralph F. Rosenberg
Ivan Ross
Stuart M. Rothenberg
Paul M. Russo
Richard M. Ruzika
David C. Ryan
Michael D. Ryan
Katsunori Sago                                                 Japan
Pablo J. Salame                                               Ecuador
J. Michael Sanders
Muneer A. Satter
Marcus Schenck                                                Germany
Gary B. Schermerhorn
Stephen M. Scherr
Howard B. Schiller
Jeffrey W. Schroeder
Eric S. Schwartz
Harvey M. Schwartz
Steven M. Scopellite
Karen D. Seitz
Lisa M. Shalett
Richard S. Sharp                                                 UK
David G. Shell
Richard G. Sherlund
Michael S. Sherwood                                              UK
Ravi M. Singh
Ravi Sinha                                                   India/USA
Edward M. Siskind
Jeffrey S. Sloan
Sarah E. Smith                                                   UK
Jonathan S. Sobel
David M. Solomon
Daniel L. Sparks
Marc A. Spilker
Esta E. Stecher
Steven H. Strongin
Hsueh J. Sung                                                  Taiwan
Gene T. Sykes
Shahriar Tadjbakhsh
Greg W. Tebbe
Roland W. Tegeder                                             Germany
David H. Tenney
Mark R. Tercek
Massimo Tononi                                                 Italy
Mark J. Tracey                                                   UK
Stephen S. Trevor
Byron D. Trott
Michael A. Troy
Donald J. Truesdale
Irene Y. Tse                                                 Hong Kong
Eiji Ueda                                                      Japan
Kaysie P. Uniacke
Ashok Varadhan
Corrado P. Varoli                                              Canada
John J. Vaske
David A. Viniar
David H. Voon
John E. Waldron
George H. Walker IV
David M. Weil
Theodor Weimer                                                Germany
John S. Weinberg
Gregg S. Weinstein

          ITEM 1                                                   ITEM 6
                                                                CITIZENSHIP
NAMES OF REPORTING PERSONS                                     (UNITED STATES
--------------------------                                    UNLESS OTHERWISE
                                                                 INDICATED)
                                                             --------------------
George W. Wellde, Jr.
Lance N. West
Matthew Westerman                                                UK
William Wicker
Elisha Wiesel
C. Howard Wietschner
Susan A. Willetts
Todd A. Williams
John S. Willian
Kendrick R. Wilson III
Jon Winkelried
Tracy R. Wolstencroft
Jon A. Woodruff
W. Thomas York, Jr.
Wassim G. Younan                                              Lebanon
Paul M. Young
William J. Young
Paolo Zannoni                                                  Italy
Yoel Zaoui                                                     France
Kevin Zhang                                                    China

REPORTING ENTITIES

             ITEM 1                TYPE OF ENTITY          ITEM 6                NAME OF ESTABLISHING
         NAME OF ENTITY                             PLACE OF ORGANIZATION           COVERED PERSON
--------------------------------   --------------   ---------------------   ----------------------------
Anahue Limited                       Corporation           Jersey               Andrew A. Chisholm
Bott 2004 Settlement                    Trust                UK                  Charles W.A. Bott
Campbell-Breeden 2004 Settlement        Trust                UK             Richard M. Campbell-Breeden
Deighton 2004 Settlement                Trust                UK                  Paul C. Deighton
Devenish 2004 Settlement                Trust                UK                 Martin R. Devenish
Dingemans 2004 Settlement               Trust                UK                 Simon P. Dingemans
Drayton 2004 Settlement                 Trust                UK                    Karen R. Cook
French 2004 Settlement                  Trust                UK                Christopher G. French
HJS2 Limited                         Corporation       Cayman Islands              Hsueh J. Sung
Ling 2004 Settlement                    Trust                UK                   Anthony W. Ling
Manby 2004 Settlement                   Trust                UK                 Charles G.R. Manby
Markwick 2004 Settlement                Trust                UK                 Robert J. Markwick
O'Neill 2004 Trust                      Trust                UK                 Terence J. O'Neill
Ransom 2004 Settlement                  Trust                UK                 Charlotte P. Ransom
RJG Holding Company                  Corporation       Cayman Islands            Richard J. Gnodde
Robinelli Limited                    Corporation           Jersey               Claudio Costamagna
Sharp 2004 Settlement                   Trust                UK                  Richard S. Sharp
Sherwood 2004 Settlement                Trust                UK                 Michael S. Sherwood
Tracey 2004 Settlement                  Trust                UK                   Mark J. Tracey
Westerman 2004 Settlement               Trust                UK                  Matthew Westerman
Zurrah Limited                       Corporation           Jersey                   Yoel Zaoui

     This Amendment No. 62 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this "Schedule"). This Amendment No. 62 is being filed primarily because the number of shares of Common Stock (as defined in Item 1 below) beneficially owned by Covered Persons (as defined in Item 2 below) has decreased by an amount in excess of one percent of the total number of shares of Common Stock outstanding.

ITEM 1. SECURITY AND ISSUER

     This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc. ("GS Inc."), a Delaware corporation. The address of the principal executive offices of GS Inc. is 85 Broad Street, New York, New York 10004.

ITEM 2. IDENTITY AND BACKGROUND

     (a), (b), (c), (f) The cover page to this Schedule and Appendix A hereto contain the names of the individuals ("Covered Persons") who are parties to a Shareholders' Agreement, dated as of May 7, 1999 and amended and restated as of June 22, 2004 (as amended from time to time, the "Shareholders' Agreement"). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Shareholders' Agreement.

     Appendix A hereto also provides the citizenship of each Covered Person. Each Covered Person is a Participating Managing Director (as defined in Item 6 below) employed by GS Inc. or one of its affiliates. GS Inc. is a global investment banking and securities firm. The business address of each Covered Person for purposes of this Schedule is 85 Broad Street, New York, New York 10004.

     Each entity listed on Appendix A under "Reporting Entities" (each a "Reporting Entity") is a trust or corporation created by or for a Covered Person for estate planning purposes. Each Reporting Entity is controlled by a Covered Person. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of each Reporting Entity that is a corporation (other than the Covered Person that established the Reporting Entity) are set forth in Annex A hereto. The business address of each Reporting Entity for purposes of this Schedule is: (i) in the case of entities organized in Jersey or under the laws of the United Kingdom, 26 New Street, St. Helier, Jersey, JE2 3RA; and (ii) in the case of entities organized in the Cayman Islands, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

     (d), (e) Except as described in Annex A or Annex B, during the last five years no Covered Person and, to the best knowledge of the Covered Persons, no executive officer or director of a Reporting Entity, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction resulting in such Covered Person or executive officer or director being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Covered Persons have acquired and will acquire shares of Common Stock in the following manners: (i) the former profit participating limited partners active in the business of The Goldman Sachs Group, L.P. ("Group L.P.") (the "IPO PMDs") acquired certain shares of Common Stock in exchange for their interests in Group L.P. and certain of its affiliates and investee corporations; (ii) the former owners (the "Hull Covered Persons") of Hull and Associates, L.L.C. ("Hull") and the former members (the "SLK Covered Persons" and, together with the Hull Covered Persons, the "Acquisition Covered Persons") of SLK LLC acquired certain shares of Common Stock in exchange for their interests in Hull or SLK LLC, as applicable; and (iii) certain Covered Persons have acquired and will acquire beneficial ownership of certain shares of Common Stock in connection with GS Inc.'s initial public offering and/or pursuant to GS Inc.'s employee compensation, benefit or similar plans. The Reporting Entities have acquired and may in the future acquire beneficial ownership of shares of Common Stock as contributions or gifts made by Covered Persons.

     Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Such Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

ITEM 4. PURPOSE OF TRANSACTIONS

     The Covered Persons, other than the Acquisition Covered Persons, acquired certain shares of Common Stock in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering and/or through certain employee compensation, benefit or similar plans of GS Inc. The Acquisition Covered Persons acquired certain shares of Common Stock in connection with the acquisition by GS Inc. of Hull or the combination of GS Inc. with SLK LLC, as applicable, and through certain employee compensation, benefit or similar plans of GS Inc. The Reporting Entities acquired shares of Common Stock as contributions or gifts made by Covered Persons.

     Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Except as described herein and in Annex C and except for the acquisition by Covered Persons or their Reporting Entities of Common Stock pursuant to employee compensation, benefit or similar plans of GS Inc. in the future or as described above, none of the Covered Persons has any plans or proposals which relate to or would result in the acquisition of additional Common Stock by them or their Reporting Entities or any of the other events described in Item 4(a) through 4(j).

     Each Covered Person is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and his or her interests in and with respect to GS Inc. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person or Reporting Entity may at any time and from time to time acquire or dispose of shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Rows (11) and (13) of the cover page to this Schedule and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person. Except as described in Annex D, none of the shares of Common Stock reported in rows (11) and (13) of the cover page to this Schedule and Appendix A are shares as to which there is a right to acquire exercisable within 60 days.

     (b) Rows (7) through (10) of the cover page to this Schedule set forth for each Covered Person and Reporting Entity: the percentage range of Voting Shares, Shared Ownership Shares, Sixty Day Shares and Other Shares (each as defined on the cover page hereof) as to which there is sole power to vote or direct the vote or to dispose or direct the disposition or shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote Voting Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person.

     (c) Except as described in Annex E or previously reported on Schedule 13D, no Covered Person or Reporting Entity has effected any transactions in Common Stock in the past 60 days.

     (d), (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Each Covered Person listed on the cover page to this Schedule and Appendix A hereto is a party to the Shareholders' Agreement. The Shareholders' Agreement and forms of the Counterparts to the Shareholders' Agreement are filed as Exhibits to this Schedule and the following summary of the terms of the Shareholders' Agreement is qualified in its entirety by reference thereto. The Shareholders' Agreement was amended and restated effective as of the close of business on June 22, 2004. References to the "board of directors" are to the board of directors of The Goldman Sachs Group, Inc.

     The Covered Persons under the Shareholders' Agreement include all Managing Directors of GS Inc. who participate in the GS Inc. Partner Compensation Plan or Restricted Partner Compensation Plan (each as defined in the Shareholders' Agreement) or any other employee benefit plan specified by the Shareholders' Committee (the "Participating Managing Directors").

     The "Voting Shares" include all of the shares of Common Stock of which a Covered Person is the sole beneficial owner (excluding shares of Common Stock held by the trust underlying The Goldman Sachs Employees' Profit Sharing Retirement Income Plan) and the shares of Common Stock held by the trust underlying a Goldman Sachs Compensation Plan (as defined in the Shareholders' Agreement) and allocated to a Covered Person. The interest of a spouse or domestic partner in a joint account, an economic interest of GS Inc. as pledgee, and the interest of certain persons in the Reporting Entities will be disregarded for the purposes of determining whether a Covered Person is the sole beneficial owner of shares of Common Stock.

TRANSFER RESTRICTIONS

     Each Covered Person has agreed in the Shareholders' Agreement, among other things, to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 25% of such Covered Person's Covered Shares (as defined below) (the "General Transfer Restrictions"). In addition, certain senior officers designated by the Shareholders' Committee have each agreed to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 75% of such Covered Person's Covered Shares (the "Special Transfer Restrictions" and, together with the General Transfer Restrictions, the "Transfer Restrictions"). The same shares may be used to satisfy both the Special Transfer Restrictions and the General Transfer Restrictions. The Transfer Restrictions applicable to a Covered Person terminate upon the death of the Covered Person. Any shares beneficially owned by a Covered Person through a Reporting Entity may be deemed to count toward the satisfaction of the Transfer Restrictions.

     For these purposes, "Covered Shares," with respect to a Covered Person, will be recalculated each time the Covered Person receives Common Stock underlying an award of restricted stock units, becomes vested in an award under The Goldman Sachs Defined Contribution Plan with respect to fiscal 1999 or 2000, exercises a stock option (not including, in each case, awards in connection with GS Inc.'s initial public offering) or receives an award of restricted stock. The calculation of Covered Shares will include the gross number of shares underlying such restricted stock units, Defined Contribution Plan awards or stock options or the gross number of shares of restricted stock, in each case less (i) a number of shares determined by reference to tax rates specified by the Shareholders' Committee and (ii) the number of shares necessary to cover the option exercise price, if applicable (all as calculated pursuant to a formula set out in the Shareholders' Agreement). The calculation of Covered Shares will only take into account awards that occurred after the Covered Person became a Participating Managing Director.

WAIVERS

     The Shareholders' Committee, described below under "Information Regarding the Shareholders' Committee," has the power to waive the Transfer Restrictions to permit Covered Persons to: participate as sellers in underwritten public offerings of, and stock repurchase programs and tender and exchange offers by GS Inc. for, Common Stock; transfer Common Stock to charities, including charitable foundations; transfer Common Stock held in employee benefit plans; and transfer Common Stock in particular situations (such as transfers to family members, partnerships or trusts), but not generally.

     In the case of a third-party tender or exchange offer, the Transfer Restrictions may be waived or terminated: if the board of directors is recommending acceptance or is not making any recommendation with respect to acceptance of the tender or exchange offer, by a majority of the outstanding Covered Shares; or if the board of directors is recommending rejection of the tender or exchange offer, by 66 2/3% of the outstanding Covered Shares.

     In the case of a tender or exchange offer by GS Inc., a majority of the outstanding Covered Shares may also waive or terminate the Transfer Restrictions.

VOTING

     Prior to any vote of the shareholders of GS Inc., the Shareholders' Agreement requires a separate, preliminary vote of all Voting Shares on each matter upon which a vote of the shareholders is proposed to be taken (the "Preliminary Vote"). Each Voting Share will be voted in accordance with the majority of the votes cast by the Voting Shares in the Preliminary Vote. In elections of directors, each Voting Share will be voted in favor of the election of those persons, equal in number to the number of such positions to be filled, receiving the highest numbers of votes cast by the Voting Shares in the Preliminary Vote.

OTHER RESTRICTIONS

     The Shareholders' Agreement also prohibits Covered Persons from engaging in certain activities relating to any securities of GS Inc. with any person who is not a Covered Person or a director, officer or employee of GS Inc. ("Restricted Persons"). Among other things, a Covered Person may not: participate in a proxy solicitation to or with a Restricted Person; deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any voting agreement or arrangement that includes any Restricted Person; form, join or in any way participate in a "group" with any Restricted Person; or together with any Restricted Person, propose certain transactions with GS Inc. or seek the removal of any directors of GS Inc. or any change in the composition of the board of directors.

TERM, AMENDMENT AND CONTINUATION

     The Shareholders' Agreement is to continue in effect until the earlier of January 1, 2050 and the time it is terminated by the vote of 66 2/3% of the outstanding Covered Shares. The Shareholders' Agreement may generally be amended at any time by a majority of the outstanding Covered Shares.

     Unless otherwise terminated, in the event of any transaction in which a third party succeeds to the business of GS Inc. and in which Covered Persons hold securities of the third party, the Shareholders' Agreement will remain in full force and effect as to the securities of the third party, and the third party shall succeed to the rights and obligations of GS Inc. under the Shareholders' Agreement.

INFORMATION REGARDING THE SHAREHOLDERS' COMMITTEE

     The Shareholders' Committee constituted pursuant to the Shareholders' Agreement (the "Shareholders' Committee") shall at any time consist of each of those individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee. If there are less than three individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee, the Shareholders' Committee shall consist of each such individual plus such additional individuals who are Covered Persons and who are selected pursuant to procedures established by the Shareholders' Committee as shall assure a Shareholders' Committee of not less than three members who are Covered Persons. Currently, Henry M. Paulson, Jr., Suzanne M. Nora Johnson and Lloyd C. Blankfein are the members of the Shareholders' Committee.

EMPLOYEE BENEFIT PLAN TRANSFER RESTRICTIONS

     Shares of Common Stock delivered to Covered Persons pursuant to certain GS Inc. employee compensation plans and arrangements are subject to restrictions on transfer. These restrictions lapse at various times depending on the terms of the grant or award.

PLEDGE AGREEMENTS

     Certain Covered Persons have pledged in the aggregate 1,419,847 shares of Common Stock to banks as collateral for loans. A portion of these pledged shares may be sold from time to time with the consent of the third-party lending institution.

REGISTRATION RIGHTS INSTRUMENT FOR CHARITABLE DONATIONS

     In connection with the donations of shares of Common Stock by certain Covered Persons to certain charitable organizations on December 13, 1999, December 22, 2000, December 26, 2001, January 9, 2002, December 23, 2002, January 8, 2003, December 22, 2003 and January 8, 2004, GS Inc. entered into a Registration Rights Instrument and five substantially similar Supplemental Registration Rights Instruments (the "Charitable Supplements"). The following is a description of the Registration Rights Instrument, as supplemented by the Charitable Supplements. The Registration Rights Instrument and the Charitable Supplements are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

     Pursuant to the Registration Rights Instrument and the Charitable Supplements, GS Inc. has agreed to register the donated shares of Common Stock for resale by charitable foundations and public charities. GS Inc. has agreed in the Registration Rights Instrument and the Charitable Supplements to pay all of the fees and expenses relating to the offering by the charitable organizations, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the charitable organizations in connection with their resales. GS Inc. also has agreed to indemnify the charitable organizations against certain liabilities, including those arising under the Securities Act.

     GS Inc. may amend the Registration Rights Instrument and the Charitable Supplements in any manner that it deems appropriate, without the consent of any charitable organization. However, GS Inc. may not make any amendment that would cause the shares of Common Stock to fail to be "qualified appreciated stock" within the meaning of Section 170 of the Internal Revenue Code. In addition, GS Inc. may not make any amendment that would materially and adversely affect the rights of any charitable organization without the consent of a majority of the materially and adversely affected charitable organizations.

REGISTRATION RIGHTS INSTRUMENT FOR FORMER EMPLOYEE MANAGING DIRECTORS

     In connection with the sale by certain Covered Persons (the "Former Employee Managing Directors") of shares of Common Stock acquired from GS Inc. pursuant to the terms of restricted stock units, GS Inc. entered into a Supplemental Registration Rights Instrument (the "EMD Supplement"), which supplements the Registration Rights Instrument referred to above. The following is a description of the Registration Rights Instrument, as supplemented by the EMD Supplement. The Registration Rights Instrument and the EMD Supplement are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

     Pursuant to the Registration Rights Instrument and the EMD Supplement, GS Inc. has agreed to pay all of the fees and expenses relating to the registered offering of shares of Common Stock held by the Former Employee Managing Directors, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the Former Employee Managing Directors in connection with the sales. GS Inc. also has agreed to indemnify the Former Employee Managing Directors against certain liabilities, including those arising under the Securities Act.

DERIVATIVE INSTRUMENTS

     Certain Covered Persons have entered into derivative transactions with regard to shares of Common Stock as described in Annex F.

MATERIAL TO BE FILED AS EXHIBITS


  Exhibit                                                   Description
----------      ------------------------------------------------------------------------------------------------
      A.        Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to
                Exhibit G to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No.
                005-56295)).

      B.        Supplemental Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit H to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999
                (File No. 005-56295)).

      C.        Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

      D.        Form of Counterpart to Shareholders' Agreement for non-individual former owners of Hull and
                Associates, L.L.C. (incorporated by reference to Exhibit K to Amendment No. 3 to the Initial
                Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

      E.        Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000
                (File No. 005-56295)).

      F.        Power of Attorney (incorporated by reference to Exhibit X to Amendment No. 14 to the Initial
                Schedule 13D, filed March 29, 2001 (File No. 005-56295)).

      G.        Supplemental Registration Rights Instrument, dated as of December 21, 2000 (incorporated by reference to Exhibit AA to Amendment No. 12 to the Initial Schedule 13D, filed January 23, 2001
                (File No. 005-56295)).

      H.        Supplemental Registration Rights Instrument, dated as of December 21, 2001 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-74006) filed by
                The Goldman Sachs Group, Inc.).

      I.        Supplemental Registration Rights Instrument, dated as of December 20, 2002 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-101093) filed by The Goldman Sachs Group, Inc.).

      J.        Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No.
                005-56295)).

      K.        Supplemental Registration Rights Instrument, dated as of December 19, 2003 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-110371) filed by The Goldman Sachs Group, Inc.).

      L.        Amended and Restated Shareholders' Agreement, effective as of the close of business on June 22,
                2004 (incorporated by reference to Exhibit M to Amendment No. 54 to the Initial Schedule 13D,
                filed June 22, 2004 (File No. 005-56295)).

                                                                         ANNEX A

    INFORMATION REQUIRED AS TO EXECUTIVE OFFICERS AND DIRECTORS OF CORPORATE
                               REPORTING ENTITIES.

   NAME           CITIZENSHIP    BUSINESS ADDRESS       PRESENT EMPLOYMENT     CONVICTIONS OR          BENEFICIAL
                                                                               VIOLATIONS OF        OWNERSHIP OF THE
                                                                              FEDERAL OR STATE    COMMON STOCK OF THE
                                                                              LAWS WITHIN THE        GOLDMAN SACHS
                                                                              LAST FIVE YEARS         GROUP, INC.
----------        -----------    ----------------       ------------------    ----------------    -------------------
Steven M.             USA        85 Broad Street        Managing Director,          None          Less than 1% of the
Bunson                           New York, NY           The Goldman Sachs                         outstanding shares
                                 10004                  Group, Inc.                               of Common Stock.

Russell E.            USA        85 Broad Street        Managing Director,          None          Less than 1% of the
Makowsky                         New York, NY           The Goldman Sachs                         outstanding shares
                                 10004                  Group, Inc.                               of Common Stock.

Michael H.            UK         26 New Street,         Partner,                    None          None
Richardson                       St. Helier, Jersey ,   Bedell Cristin
                                 JE4 3RA

Anthony J.            UK         26 New Street,         Partner,                    None          None
Dessain                          St. Helier, Jersey ,   Bedell Cristin
                                 JE4 3RA

                                                                         ANNEX B

ITEMS 2(D)
    AND 2(E).     INFORMATION REQUIRED AS TO CERTAIN PROCEEDINGS.

None.

                                                                         ANNEX C

ITEM 4. PLANNED DISPOSITION OF SECURITIES OF THE ISSUER BY COVERED PERSONS OR REPORTING ENTITIES.

     Pursuant to a sales plan intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, John S. Weinberg, a Covered Person, may sell up to 25,000 additional shares of Common Stock during the period ending January 20, 2006.

                                                                         ANNEX D

ITEM 5(A). DESCRIPTION OF SHARES AS TO WHICH THERE IS A RIGHT TO ACQUIRE
           EXERCISABLE WITHIN 60 DAYS.

An aggregate of 21,987,446 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options, all of which have vested and are exercisable.

The share amount given above includes the gross number of shares of Common Stock underlying these options, and is included in the aggregate number of shares beneficially owned by the Covered Persons under Rule 13d-3(d)(1) because the options represent a right to acquire beneficial ownership within 60 days of the date hereof. Upon delivery of the shares upon the exercise of stock options, a net amount of shares will be actually delivered to the Covered Person, with some shares withheld for tax payments, to fund the option strike price or for other reasons. The net shares delivered to the Covered Person will continue to be included in aggregate number of shares beneficially owned by the Covered Persons. The withheld shares will cease to be beneficially owned by any Covered Person, and will no longer be included in the aggregate number of shares beneficially owned by Covered Persons.

Prior to delivery, the shares are included in Sixty Day Shares because the Covered Persons do not have the right to vote the shares. Upon delivery, the shares become Voting Shares.

                                                                         ANNEX E

ITEM 5(C). DESCRIPTION OF ALL TRANSACTIONS IN THE COMMON STOCK EFFECTED BY
           COVERED PERSONS OR REPORTING ENTITIES IN THE PAST 60 DAYS AND NOT PREVIOUSLY REPORTED ON SCHEDULE 13D.

On December 13, 2005 and January 2, 2006, an aggregate of 2,210,446 shares of Common Stock were delivered pursuant to the terms of restricted stock units or were granted under certain GS Inc. employee compensation plans or arrangements. Upon delivery, these shares became Voting Shares.

The following sales of Voting Shares were made by the following Covered Persons or Reporting Entities through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

COVERED PERSON                         NUMBER OF SHARES          TRADE DATE          PRICE PER SHARE (IN $)
--------------                         ----------------      -----------------       ----------------------
H. John Gilbertson, Jr.                       2,000          December 16, 2005                   127.40
Stuart M. Rothenberg                          7,700          December 16, 2005                   126.84
Mark R. Tercek                                8,000          December 16, 2005                   127.50
C. Howard Wietschner                            200          December 16, 2005                   127.45
Alexander C. Dibelius                         4,400          December 19, 2005                   126.84
Matthew G. L'Heureux                             64          December 19, 2005                   126.53
Matthew G. L'Heureux                         26,900          December 19, 2005                   126.50
Matthew G. L'Heureux                            800          December 19, 2005                   126.51
Christopher A. Cole                           5,000          December 20, 2005                   125.75
Paul M. Russo                                 1,500          December 20, 2005                   125.83
Kendrick R. Wilson III                       20,000          December 20, 2005                   125.75
Christopher A. Cole                          10,000          December 21, 2005                   127.18
H. John Gilbertson, Jr.                       8,000          December 21, 2005                   127.98
Kevin A. Quinn                                2,000          December 21, 2005                   128.04
Paul M. Russo                                 1,500          December 21, 2005                   128.10
John S. Weinberg                             25,000          December 21, 2005                   128.00
Kendrick R. Wilson III                       10,000          December 21, 2005                   128.19
W .Thomas York Jr.                            2,500          December 21, 2005                   128.18
Stuart N. Bernstein                             500          December 22, 2005                   128.00
Christopher A. Cole                          10,000          December 22, 2005                   128.00
Christopher A. Cole                           5,000          December 22, 2005                   127.72
John A. Mahoney                               5,000          December 22, 2005                   127.79
Simon P. Morris                               4,800          December 22, 2005                   127.00
H. John Gilbertson, Jr.                       2,000          December 23, 2005                   128.25
David J. Mastrocola                           2,500          December 23, 2005                   128.00
Simon P. Morris                               1,506          December 23, 2005                   127.05
Sharmin Mossavar-Rahmani                     10,000          December 23, 2005                   127.75
Stuart N. Bernstein                             500          December 27, 2005                   128.52
Christopher A. Cole                          10,000          December 27, 2005                   128.89
H. John Gilbertson, Jr.                       8,000          December 27, 2005                   128.95
Gregg A. Gonsalves                              100          December 27, 2005                   128.88
Gregg A. Gonsalves                            1,600          December 27, 2005                   128.85
David J. Mastrocola                           5,000          December 27, 2005                   128.85
Paul M. Russo                                 1,000          December 27, 2005                   129.30
Mark R. Tercek                                8,000          December 27, 2005                   129.00
W .Thomas York Jr.                            2,500          December 27, 2005                   129.00
Stuart N. Bernstein                             500          December 28, 2005                   128.62
Jeffrey M. Moslow                             3,000          December 28, 2005                   128.36
Michael G. De Lathauwer                       1,000          December 29, 2005                   127.45

COVERED PERSON                         NUMBER OF SHARES          TRADE DATE          PRICE PER SHARE (IN $)
--------------                         ----------------      -----------------       ----------------------
Jeffrey M. Moslow                             2,000          December 29, 2005                   128.17
Michael G. De Lathauwer                       2,000          December 30, 2005                   128.00
John A. Mahoney                               2,000          December 30, 2005                   128.00
Jeffrey M. Moslow                             5,000          December 30, 2005                   127.56
Jeffrey M. Moslow                             5,000          December 30, 2005                   127.97
Pablo J. Salame                              10,000          December 30, 2005                   127.58
Gene T. Sykes                                20,000           January 3, 2006                    128.60
C. Howard Wietschner                            200           January 3, 2006                    128.05
E. Gerald Corrigan                           15,000           January 4, 2006                    128.48
Neil D. Crowder                                 100           January 4, 2006                    128.30
Neil D. Crowder                               2,400           January 4, 2006                    128.28
Kevin W. Kennedy                             25,000           January 4, 2006                    127.35
C. Howard Wietschner                            150           January 4, 2006                    126.85
Neil Z. Auerbach                              1,000           January 5, 2006                    126.79
Laura C. Conigliaro                           3,189           January 5, 2006                    126.05
Neil D. Crowder                                 200           January 5, 2006                    126.77
Neil D. Crowder                               2,800           January 5, 2006                    126.76
Steven M. Feldman                             2,188           January 5, 2006                    126.31
Robert K. Frunkes                               841           January 5, 2006                    126.50
Remy Klammers                                 1,500           January 5, 2006                    126.37
Remy Klammers                                   380           January 5, 2006                    126.41
John J. Lauto                                   359           January 5, 2006                    126.87
John W. McMahon                               3,718           January 5, 2006                    126.50
Michael R. Miele                              4,000           January 5, 2006                    125.65
Donald R. Mullen                             20,306           January 5, 2006                    126.58
Kevin A. Quinn                                1,000           January 5, 2006                    127.00
Joseph Ravitch                                  932           January 5, 2006                    126.65
Stuart M. Rothenberg                          8,033           January 5, 2006                    126.25
Stuart M. Rothenberg                          2,769           January 5, 2006                    126.90
Richard M. Ruzika                            10,508           January 5, 2006                    126.40
Marc A. Spilker                               2,639           January 5, 2006                    125.65
Marc A. Spilker                                 910           January 5, 2006                    126.68
Byron D. Trott                                4,931           January 5, 2006                    126.00
Michael A. Troy                               2,855           January 5, 2006                    126.45
Irene Y. Tse                                    663           January 5, 2006                    126.68
Kaysie P. Uniacke                               649           January 5, 2006                    126.64
Todd A. Williams                              5,160           January 5, 2006                    125.82
Kendrick R. Wilson III                        1,986           January 5, 2006                    126.37
Kendrick R. Wilson III                        5,910           January 5, 2006                    126.89
Yusuf A. Aliredha                             4,052           January 6, 2006                    128.50
Neil Z. Auerbach                              1,000           January 6, 2006                    128.81
Stacy Bash-Polley                             4,828           January 6, 2006                    128.18
Jonathan A. Beinner                             700           January 6, 2006                    128.90
Stuart N. Bernstein                             500           January 6, 2006                    128.42
Stuart N. Bernstein                             500           January 6, 2006                    128.05
E. Gerald Corrigan                            3,251           January 6, 2006                    127.71
Frank L. Coulson, Jr                         10,000           January 6, 2006                    128.62
Randolph L. Cowen                             4,240           January 6, 2006                    127.29
Neil D. Crowder                               2,000           January 6, 2006                    128.23
Neil D. Crowder                               2,000           January 6, 2006                    128.24
John S. Daly                                  2,184           January 6, 2006                    129.10
Edward C. Forst                              12,536           January 6, 2006                    127.94
Richard A. Friedman                           5,278           January 6, 2006                    127.79
Peter Gross                                   1,108           January 6, 2006                    128.45

COVERED PERSON                         NUMBER OF SHARES          TRADE DATE          PRICE PER SHARE (IN $)
--------------                         ----------------      -----------------       ----------------------
Bruce A. Heyman                               1,042           January 6, 2006                    127.74
Margaret J. Holen                               296           January 6, 2006                    128.41
Raymond J. Iwanowski                          1,226           January 6, 2006                    128.00
Robert C. Jones                               5,268           January 6, 2006                    128.13
Kevin W. Kennedy                             25,000           January 6, 2006                    128.84
George C. Lee                                 9,121           January 6, 2006                    127.80
Theresa E. McCabe                            10,970           January 6, 2006                    128.00
Stephen J. McGuinness                         5,204           January 6, 2006                    128.34
Terence J. O'Neill                           16,917           January 6, 2006                    128.17
James R. Paradise                               901           January 6, 2006                    127.29
David C. Ryan                                 7,000           January 6, 2006                    128.13
Pablo J. Salame                              11,921           January 6, 2006                    129.00
Eric S. Schwartz                             10,802           January 6, 2006                    128.32
Harvey M. Schwartz                            4,000           January 6, 2006                    128.40
Ravi M. Singh                                   456           January 6, 2006                    128.60
Esta E. Stecher                               4,930           January 6, 2006                    129.00
Mark R. Tercek                                3,814           January 6, 2006                    128.40
Ashok Varadhan                                5,970           January 6, 2006                    128.16
Jon Winkelried                               10,000           January 6, 2006                    128.56
W .Thomas York Jr.                            2,500           January 6, 2006                    129.10
Stuart N. Bernstein                             500           January 9, 2006                    129.90
Stuart N. Bernstein                             500           January 9, 2006                    130.00
Michael J. Carr                               4,315           January 9, 2006                    130.05
Chris Casciato                                7,000           January 9, 2006                    130.00
Amy L. Chasen                                 1,226           January 9, 2006                    130.04
Thomas G. Connolly                            1,304           January 9, 2006                    130.11
Randolph L. Cowen                            15,000           January 9, 2006                    129.31
Neil D. Crowder                               3,000           January 9, 2006                    130.00
James Del Favero                                490           January 9, 2006                    130.00
Jay S. Dweck                                  2,319           January 9, 2006                    130.14
Jeffrey B. Goldenberg                         5,000           January 9, 2006                    129.90
Gregg A. Gonsalves                            6,573           January 9, 2006                    129.32
Timothy J. Ingrassia                         11,700           January 9, 2006                    128.94
William L. Jacob III                          1,329           January 9, 2006                    128.07
Kevin W. Kennedy                             25,000           January 9, 2006                    129.27
Thomas J. Kenny                               1,000           January 9, 2006                    130.33
Timothy M. Kingston                           2,874           January 9, 2006                    130.00
Joseph A. LaNasa III                          1,000           January 9, 2006                    130.20
David J. Mastrocola                          10,000           January 9, 2006                    129.75
George N. Mattson                             1,228           January 9, 2006                    130.44
Ronert A. McTamaney                           3,497           January 9, 2006                    129.56
Sharmin Mossavar-Rahmani                     20,000           January 9, 2006                    130.01
Stephen R. Pierce                            11,000           January 9, 2006                    130.00
Ivan Ross                                       671           January 9, 2006                    129.92
Pablo J. Salame                               7,440           January 9, 2006                    129.95
Howard B. Schiller                            3,814           January 9, 2006                    128.07
Ricahrd G. Sherlund                           3,588           January 9, 2006                    129.64
Ravi M. Singh                                   400           January 9, 2006                    130.24
Ravi M. Singh                                   100           January 9, 2006                    130.24
Daniel L. Sparks                                708           January 9, 2006                    130.02
Byron D. Trott                               23,180           January 9, 2006                    130.00
Kaysie P. Uniacke                               536           January 9, 2006                    128.07
John J. Vaske                                 4,000           January 9, 2006                    129.35
David A. Viniar                               9,914           January 9, 2006                    130.12

COVERED PERSON                         NUMBER OF SHARES          TRADE DATE          PRICE PER SHARE (IN $)
--------------                         ----------------       ---------------        ----------------------
John S. Weinberg                             25,000           January 9, 2006                    130.00
Jon Winkelried                               10,000           January 9, 2006                    130.00
W .Thomas York Jr.                            2,858           January 9, 2006                    130.00

The following purchases of Voting Shares were made by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

COVERED PERSON                         NUMBER OF SHARES           TRADE DATE           PRICE PER SHARE (IN $)
--------------                         ----------------        -----------------       ----------------------
L. Peter O'Hagan                                813            December 16, 2005                   127.22
Ashok Varadhan                                2,850            December 19, 2005                   126.99
Jonathan S. Sobel                               100            December 21, 2005                   127.58
Daniel L. Sparks                                208            December 21, 2005                   127.48
Eiji Ueda                                       700            December 29, 2005                   127.45
John A. Mahoney                                 106            December 30, 2005                   127.30
Armando A. Diaz                                 420             January 3, 2006                    127.95
Celeste A. Guth                                 118             January 3, 2006                    125.29
Stephen S. Trevor                               170             January 3, 2006                    124.94
Stephen S. Trevor                                 2             January 6, 2006                    128.30
Stacy Bash-Polley                               960             January 9, 2006                    130.19

The following sales of Other Shares were made by family members of the following Covered Persons or by estate planning entities (which are not Reporting Entities) established by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

COVERED PERSON                         NUMBER OF SHARES           TRADE DATE            PRICE PER SHARE (IN $)
--------------                         ----------------         ---------------         ----------------------
J. Michael Sanders                            7,486             January 3, 2006                     124.85
Andrew M. Gordon                              7,119             January 9, 2006                     130.00
Byron D. Trott                               15,000             January 9, 2006                     130.00

On December 21, 2005, a Covered Person received 375 shares of Common Stock from an individual retirement account. These shares are Shared Ownership Shares.

The following purchases of Other Shares were made by family members of the following Covered Persons or by estate planning entities (which are not Reporting Entities) established by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

COVERED PERSON                         NUMBER OF SHARES           TRADE DATE            PRICE PER SHARE (IN $)
--------------                         ----------------         ---------------         ----------------------
Elizabeth C. Fascitelli                          13             January 4, 2006                     128.62

The following cashless exercises of stock options were effected by the following Covered Persons, with the indicated number of underlying shares sold through an affiliate of Mellon Investor Services LLC for cash on the New York Stock
Exchange:

   COVERED PERSON                DATE OF EXERCISE         NUMBER      STRIKE      SALES PRICE      NUMBER        NUMBER
                                                            OF         PRICE         (IN $)       OF SHARES    OF SHARES
                                                         OPTIONS      (IN $)                        SOLD       RETAINED
-----------------------          ----------------        -------      ------      -----------     ---------    ---------
Charles W.A. Bott                December 16, 2005        20,000       53.00          127.66         20,000            0
James S. Golob                   December 16, 2005        10,000       53.00          127.66         10,000            0
James S. Golob                   December 16, 2005        10,000       53.00          127.19         10,000            0
William M. Grathwohl             December 16, 2005        10,000       53.00          127.66         10,000            0
William M. Grathwohl             December 16, 2005        10,000       53.00          127.40         10,000            0
William M. Grathwohl             December 16, 2005        10,000       53.00          127.66         10,000            0
L. Peter O'Hagan                 December 16, 2005         4,740       82.88          127.35          4,740            0

   COVERED PERSON                DATE OF EXERCISE         NUMBER      STRIKE      SALES PRICE      NUMBER        NUMBER
                                                            OF         PRICE         (IN $)       OF SHARES    OF SHARES
                                                         OPTIONS      (IN $)                        SOLD       RETAINED
-----------------------          ----------------        -------      ------      -----------     ---------    ---------
L. Peter O'Hagan                 December 16, 2005        25,283       91.61          127.37         25,283            0
Jonathan S. Sobel                December 16, 2005        48,185       91.61          127.25         48,185            0
Jonathan S. Sobel                December 16, 2005        17,500       91.61          127.27         15,032        2,468
Dean C. Backer                   December 19, 2005         7,000       53.00          126.82          7,000            0
James S. Golob                   December 19, 2005         5,000       53.00          126.80          5,000            0
Douglas C. Grip                  December 19, 2005         4,000       53.00          127.10          4,000            0
Greg W. Tebbe                    December 19, 2005        10,000       91.61          124.74         10,000            0
Ashok Varadhan                   December 19, 2005        75,009       91.61          126.57         75,009            0
William M. Grathwohl             December 20, 2005        10,000       53.00          126.00         10,000            0
Maykin Ho                        December 20, 2005        16,550       53.00          126.00         16,550            0
Ivan Ross                        December 20, 2005         1,500       53.00          125.72          1,500            0
Jon A. Woodruff                  December 20, 2005         3,500       53.00          125.60          3,500            0
H. John Gilbertson, Jr.          December 21, 2005         2,000       53.00          127.67          2,000            0
H. John Gilbertson, Jr.          December 21, 2005         3,000       53.00          127.76          3,000            0
George N. Mattson                December 21, 2005         5,000       53.00          127.73          5,000            0
Kevin A. Quinn                   December 21, 2005        15,000       53.00          127.16         15,000            0
Daniel L. Sparks                 December 21, 2005         5,283       91.61          127.44          5,283            0
Jon A. Woodruff                  December 21, 2005         4,000       53.00          127.35          4,000            0
Pierre-Henri Flamand             December 22, 2005        17,724       91.61          127.74         14,777        2,947
Celeste A. Guth                  December 22, 2005        16,960       53.00          128.07         16,960            0
John A. Mahoney                  December 22, 2005        67,258       53.00          127.54         67,258            0
John A. Mahoney                  December 22, 2005         7,347       82.88          127.67          7,347            0
John A. Mahoney                  December 22, 2005        10,122       91.61          127.58         10,122            0
William M. Grathwohl             December 23, 2005        10,000       53.00          127.83         10,000            0
William M. Grathwohl             December 23, 2005        10,000       53.00          128.05         10,000            0
Katsunori Sago                   December 23, 2005         4,000       82.88          128.31          4,000            0
Katsunori Sago                   December 23, 2005         8,823       91.61          128.39          7,236        1,587
Pablo J. Salame                  December 23, 2005         9,990       82.88          127.63          9,990            0
George N. Mattson                December 27, 2005         3,000       53.00          128.70          3,000            0
Jeffrey A. Resnick               December 27, 2005         1,400       91.61          129.40          1,175          225
Katsunori Sago                   December 27, 2005         8,000       91.61          128.79          8,000            0
Katsunori Sago                   December 27, 2005         8,000       91.61          129.29          8,000            0
William M. Grathwohl             December 28, 2005        20,510       53.00          128.50         20,510            0
William M. Grathwohl             December 28, 2005        12,045       82.88          128.39         12,045            0
Paul M. Young                    December 30, 2005         6,567       82.88          127.15          6,567            0
Paul M. Young                    December 30, 2005        16,212       91.61          127.15         16,212            0
Steven M. Barry                   January 3, 2006          1,392       82.88          127.90          1,392            0
Steven M. Barry                   January 3, 2006          2,946       78.87          127.90          2,946            0
Matthew H. Cyzer                  January 3, 2006          6,638       78.87          125.68          6,638            0
Armando A. Diaz                   January 3, 2006          7,869       82.88          125.68          7,869            0
Armando A. Diaz                   January 3, 2006         10,164       91.61          125.68         10,164            0
Armando A. Diaz                   January 3, 2006          4,974       78.87          125.68          4,974            0
David J. Greenwald                January 3, 2006          5,000       53.00          125.68          5,000            0
Peter Gross                       January 3, 2006          7,089       82.88          128.72          7,089            0
Celeste A. Guth                   January 3, 2006          2,223       78.87          126.50          2,223            0
Phillip S. Hylander               January 3, 2006         23,456       78.87          125.68         23,456            0
James C. Katzman                  January 3, 2006          7,089       82.88          125.68          7,089            0
James C. Katzman                  January 3, 2006          8,148       91.61          125.68          8,148            0
James C. Katzman                  January 3, 2006          2,946       78.87          126.70          2,946            0
Remy Klammers                     January 3, 2006         15,100       78.87          124.40         15,100            0
Terence J. O'Neill                January 3, 2006         50,751       78.87          125.68         50,751            0
Jeffrey A. Resnick                January 3, 2006          3,295       78.87          128.45          3,295            0

   COVERED PERSON                DATE OF EXERCISE         NUMBER      STRIKE      SALES PRICE      NUMBER        NUMBER
                                                            OF         PRICE         (IN $)       OF SHARES    OF SHARES
                                                         OPTIONS      (IN $)                        SOLD       RETAINED
-----------------------          ----------------        -------      ------      -----------     ---------    ---------
Daniel L. Sparks                  January 3, 2006         12,938       78.87          126.00         12,938            0
Daniel L. Sparks                  January 3, 2006         10,000       78.87          128.00         10,000            0
Greg W. Tebbe                     January 3, 2006         10,000       78.87          124.73         10,000            0
Stephen S. Trevor                 January 3, 2006         10,479       82.88          124.75         10,479            0
Paul M. Young                     January 3, 2006         14,295       78.87          125.68         14,295            0
Peter C. Gerhard                  January 4, 2006         93,382       91.61          127.31         93,382            0
Shigeki Kiritani                  January 4, 2006         17,916       78.87          127.44         17,916            0
Kevin A. Quinn                    January 4, 2006         20,000       53.00          127.59         20,000            0
Greg W. Tebbe                     January 4, 2006          5,000       78.87          127.44          5,000            0
Ashok Varadhan                    January 4, 2006         74,895       78.87          127.72         74,895            0
Corrado P. Varoli                 January 4, 2006         12,606       78.87          126.60         12,606            0
Corrado P. Varoli                 January 4, 2006         20,244       91.61          126.48         17,119        3,125
Remy Klammers                     January 5, 2006            884       78.87          126.43            884            0
Irene Y. Tse                      January 5, 2006          7,872       78.87          126.74          7,872            0
Corrado P. Varoli                 January 5, 2006         11,784       82.88          125.65         11,784            0
Juan A. Del Rivero                January 6, 2006         11,588       53.00          127.89         11,588            0
Juan A. Del Rivero                January 6, 2006          4,713       53.00          127.91          4,713            0
Juan A. Del Rivero                January 6, 2006          5,254       82.88          127.92          5,254            0
Juan A. Del Rivero                January 6, 2006          3,075       91.61          128.11          3,075            0
Juan A. Del Rivero                January 6, 2006            936       78.87          127.84            936            0
Paul S. Efron                     January 6, 2006         30,000       91.61          127.29         30,000            0
Paul S. Efron                     January 6, 2006         19,848       78.87          127.50         19,848            0
Peter Gross                       January 6, 2006          7,533       78.87          128.43          7,533            0
Bruce A. Heyman                   January 6, 2006         13,728       53.00          128.11         13,728            0
Raymond J. Iwanowski              January 6, 2006         10,000       53.00          128.08         10,000            0
Raymond J. Iwanowski              January 6, 2006         10,000       53.00          128.01         10,000            0
Raymond J. Iwanowski              January 6, 2006         10,000       53.00          127.93         10,000            0
Raymond J. Iwanowski              January 6, 2006          4,726       53.00          127.93          4,726            0
Daniel L. Sparks                  January 6, 2006         10,000       91.61          128.00         10,000            0
Susan A. Willetts                 January 6, 2006         27,093       53.00          128.00         27,093            0
Stacy Bash-Polley                 January 9, 2006         14,000       78.87          129.80         14,000            0
Stacy Bash-Polley                 January 9, 2006          4,000       78.87          130.04          4,000            0
John S. Daly                      January 9, 2006         12,951       53.00          130.17         12,951            0
Stephen D. Daniel                 January 9, 2006          2,301       82.88          130.00          2,301            0
Stephen D. Daniel                 January 9, 2006          7,140       91.61          130.00          7,140            0
Stephen D. Daniel                 January 9, 2006          2,146       78.87          130.00          2,146            0
Stephen D. Daniel                 January 9, 2006            800       78.87          130.00            601          199
Stephen D. Daniel                 January 9, 2006          2,700       82.88          130.00          2,080          620
Edward K. Eisler                  January 9, 2006         22,737       82.88          130.25         22,737            0
Stefan Green                      January 9, 2006         14,515       53.00          130.00         14,515            0
Phillip S. Hylander               January 9, 2006          1,402       78.87          128.07          1,402            0
George N. Mattson                 January 9, 2006          3,000       53.00          129.50          3,000            0
Audrey A. McNiff                  January 9, 2006          5,000       53.00          130.00          5,000            0
Katsunori Sago                    January 9, 2006          7,000       78.87          129.79          7,000            0
Katsunori Sago                    January 9, 2006          7,000       78.87          130.29          7,000            0
Harvey M. Schwartz                January 9, 2006         32,500       78.87          130.30         32,500            0
Daniel L. Sparks                  January 9, 2006         10,000       91.61          130.00         10,000            0
Greg W. Tebbe                     January 9, 2006          2,500       91.61          129.93          2,500            0
Greg W. Tebbe                     January 9, 2006          8,712       78.87          129.85          8,712            0
Eiji Ueda                         January 9, 2006         17,220       91.61          129.65         17,220            0

The following charitable contributions and other transfers of shares in transactions for which no consideration was received were made by the following Covered Persons:

COVERED PERSON                                 TRANSFER DATE               NUMBER OF SHARES
----------------------                       -----------------             ----------------
Stuart N. Bernstein                          December 16, 2005                       200
Randolph L. Cowen                            December 16, 2005                     7,800
Scott B. Kapnick                             December 16, 2005                    29,650
Kevin A. Quinn                               December 16, 2005                       140
Byron D. Trott                               December 16, 2005                     2,520
George H. Walker                             December 16, 2005                       689
Edward C. Forst                              December 19, 2005                     2,049
Jeffrey B. Goldenberg                        December 19, 2005                     1,000
Timothy M. Kingston                          December 19, 2005                     2,410
Kendrick R. Wilson III                       December 19, 2005                     7,500
David J. Greenwald                           December 20, 2005                        35
Tomothy J. Ingrassia                         December 20, 2005                     3,928
Arthur J. Peponis                            December 20, 2005                       160
Gene T. Sykes                                December 21, 2005                    10,000
John A. Mahoney                              December 22, 2005                    14,208
Abby Joseph Cohen                            December 23, 2005                     4,000
Robert C. King, Jr.                          December 23, 2005                       470
Robert C. King, Jr.                          December 27, 2005                       390
Edward C. Forst                              December 29, 2005                       195
Peter S. Kraus                               December 29, 2005                    25,480
James C. Katzman                             December 30, 2005                     1,300
Michael R. Miele                              January 6, 2006                        200

                                                                         ANNEX F

ITEM 6. DESCRIPTION OF POSITIONS IN DERIVATIVE INSTRUMENTS OF COVERED PERSONS OR REPORTING ENTITIES.

The following Covered Persons or Reporting Entities have written American-style standardized call options or purchased American-Style standardized put options on Voting Shares with the following terms:

  COVERED PERSON               CALL WRITTEN OR       NUMBER OF     STRIKE        MATURITY DATE         TRANSACTION DATE
                                PUT PURCHASED         SHARES        PRICE
                                                                   (IN $)
-------------------            ---------------       ---------     ------       ----------------       -----------------
Peter C. Aberg                   Call Written          9,500         120        January 21, 2006       November 24, 2005
Milton R. Berlinski              Call Written        250,000         130        January 21, 2006       November 24, 2005
Christopher A. Cole              Call Written          3,500         130        January 21, 2006       November 24, 2005
Christopher A. Cole              Call Written         10,000         140         April 22, 2006        November 24, 2005
E. Gerald Corrigan              Put Purchased        125,000          90        January 21, 2006       November 24, 2005
John S. Daly                     Call Written          1,000         125        January 21, 2006       November 24, 2005
Peter C. Gerhard                 Call Written         50,000         125        January 20, 2007       November 24, 2005
Peter C. Gerhard                 Call Written         25,000         115        January 21, 2006       November 24, 2005
Peter C. Gerhard                 Call Written         25,000         125        January 21, 2006       November 24, 2005
Michael D. Ryan                  Call Written         30,000         115        January 21, 2006       November 24, 2005
Michael D. Ryan                  Call Written         10,000         120        January 21, 2006       November 24, 2005
Edward M. Siskind                Call Written         10,000         115        January 21, 2006       November 24, 2005
Edward M. Siskind                Call Written          4,100         115        January 21, 2006       November 24, 2005
Jeffrey S. Sloan                 Call Written          2,800         135         April 22, 2006        November 24, 2005
Mark R. Tercek                   Call Written         25,000         125        January 21, 2006       November 24, 2005
Stuart N. Bernstein              Call Written          2,000         125         April 22, 2006         January 6, 2006
Stuart N. Bernstein              Call Written          2,000         135         April 22, 2006         January 6, 2006
Stuart N. Bernstein              Call Written          3,000         130         April 22, 2006         January 6, 2006

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 18, 2006



                                        By:        /s/ Beverly L. O'Toole
                                                 -------------------------------
                                        Name:    Beverly L. O'Toole
                                        Title:   Attorney-in-Fact

                                  EXHIBIT INDEX

  Exhibit                                                 Description
----------      -----------------------------------------------------------------------------------------
      A.        Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit G to Amendment No. 1 to the Initial Schedule 13D, filed December
                17, 1999 (File No. 005-56295)).

      B.        Supplemental Registration Rights Instrument, dated as of December 10, 1999
                (incorporated by reference to Exhibit H to Amendment No. 1 to the Initial Schedule 13D,
                filed December 17, 1999 (File No. 005-56295)).

      C.        Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P. (incorporated by reference to Exhibit I to
                Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

      D.        Form of Counterpart to Shareholders' Agreement for non-individual former owners of Hull and Associates, L.L.C. (incorporated by reference to Exhibit K to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

      E.        Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2,
                2000 (File No. 005-56295)).

      F.        Power of Attorney (incorporated by reference to Exhibit X to Amendment No. 14 to the
                Initial Schedule 13D, filed March 29, 2001 (File No. 005-56295)).

      G.        Supplemental Registration Rights Instrument, dated as of December 21, 2000
                (incorporated by reference to Exhibit AA to Amendment No. 12 to the Initial Schedule
                13D, filed January 23, 2001 (File No. 005-56295)).

      H.        Supplemental Registration Rights Instrument, dated as of December 21, 2001
                (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3
                (File No. 333-74006) filed by The Goldman Sachs Group, Inc.).

      I.        Supplemental Registration Rights Instrument, dated as of December 20, 2002
                (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3
                (File No. 333-101093) filed by The Goldman Sachs Group, Inc.).

      J.        Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January
                8, 2003 (File No. 005-56295)).

      K.        Supplemental Registration Rights Instrument, dated as of December 19, 2003
                (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3
                (File No. 333-110371) filed by The Goldman Sachs Group, Inc.).

      L.        Amended and Restated Shareholders' Agreement, effective as of the close of business on
                June 22, 2004 (incorporated by reference to Exhibit M to Amendment No. 54 to the
                Initial Schedule 13D, filed June 22, 2004 (File No. 005-56295)).